Exhibit 99.1

CORRECTION: Guardforce AI Reports Revenue of $34.5 Million for 2022; Robotics
AI Solutions Revenue Increases 245.1%

This release acts as a correction to the release posted on 04/21/2023 from Guardforce AI to certain figures in the financial statements including consolidated balance sheets and statements of cash flows

NEW YORK, NY / April 21, 2023 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI, GFAIW), an integrated security provider specializing in secured logistics, Artificial Intelligence (AI) and Robot-as-a-Service (RaaS), today announced financial results and provided a business update for the year ended December 31, 2022.

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, stated, “2022 was an important year for Guardforce AI. We made significant strides in building our integrated AI and robotics business while strengthening our well-established secured logistics business. Due to the impact of COVID-19 and the shutdown of certain customers’ facilities in the secured logistics business segment during the year, we experienced a slight decrease in revenue of less than 2.0%. Even though the robotic AI segment revenue is still a relatively small percentage of the total revenue, it grew by 245.1% in 2022.

“In our secured logistic business, we made progress in diversifying our services by targeting the retail sector, including food and beverage businesses, which handle large amounts of cash. These businesses are also potential targets for our robotics business. Notably, we secured a 5-year contract with the Bank of Thailand to operate Consolidated Cash Centers (CCCs) in the cities of Ubonratchathani and Phitsanulok in Thailand. Currently, Guardforce AI’s subsidiary operates four CCC centers, covering 31 of Thailand’s 76 provinces. At the beginning of 2023, we secured two long-term contracts with pre-existing clients: a 3-year contract with a renowned retail chain store in Thailand and a 5-year contract with a tollway company, for our secured logistics and cash handling services, further strengthening Guardforce AI’s leading position in Thailand.

“We continue to strengthen our presence in the Asia Pacific region, as we expanded into mainland China, one of the largest and fastest-growing markets for robotics and security solutions. During 2022, we completed three acquisitions in China, providing us with immediate access to thousands of valuable clients. In February 2023, we acquired key assets from Shenzhen Kewei Robot Technology Company Ltd (“Kewei”) in China, which provided us rights to the permanent use of Kewei’s patents and expanded our customer base, including premier Fortune 500 clients. This acquisition further strengthens our capabilities in developing robotic solutions for our customers. As a growing RaaS solution provider, our goal is to capture a significant share of the rapidly growing, multi-billion-dollar RaaS market.

“With an expanded global footprint and growing AI resources, we are expanding our RaaS solutions, such as Artificial Intelligence of Things (AIoT) robot advertising, AI-based support for hotels, and other uses of AI services. We are witnessing particularly strong demand within the tourism industry. Towards that end, we have made significant progress in developing the Guardforce AI Intelligent Cloud Platform (GFAI ICP) and successfully set up three main hubs for the GFAI ICP in Mainland China, the United States, and Hong Kong, each with the ability to manage well over 10,000 robots. We also launched our AIoT Robot Advertising (RA) model and its mobile application, GFAI AD, on the Apple App Store in Asia. The AIoT RA model enables advertisers to publish advertisements on Guardforce AI’s robots and make more informed marketing decisions with data feedback from the GFAI ICP.

“The hospitality industry is an important and major market for our robotic solutions. Towards that end, we partnered with Blue Pin (HK) Limited and launched the Smart AI Hotel solution, initially in Hong Kong, which allows customers to use our concierge robots to make bookings online, check-in, and check-out. Additionally, we partnered with Riversoft Inc. to co-develop a contactless travel robotic solution known as Robot Travel Agency (“RTA”). Our goal for the RTA is to help travelers find exclusive local promotions for restaurants, events, and stores. In 2023, we will continue to enhance and develop our robotic solutions for the hospitality industry and look forward to accelerated growth through our Smart AI Solution and AIoT RA model.

“In summary, we have built a highly scalable business model and expect to resume strong organic revenue growth in 2023, in addition to accelerating the rollout of our RaaS platform through both acquisitions and organic growth strategies,” concluded Ms. Wang.

Financial Overview

Net revenue decreased by $0.68 million, or 1.9%, to $34.5 million for 2022, compared to $35.2 million for 2021. This decrease was primarily due to continued disruptions due to COVID-19 and the shutdown of certain customer facilities to curtail the spread of the coronavirus. As a percentage of revenue, gross profit margin increased from 11.6% for 2021 to 12.3% for 2022, primarily due to cost control initiatives. Operating loss was $16.9 million for 2022, compared to $3.7 million for 2021. The increase reflects higher selling, distribution, and administrative (SD&A) to support the Company’s long-term growth strategy and the provision of obsolete of inventory and impairment of robotics fixed assets recognized in 2022. A majority of the increase in operating loss is additional expenses incurred on setting up new international offices to expand and grow the Company’s robotics business, including staff expenses, rental expenses, marketing expenses, and developing related technologies capabilities. Operating loss included an approximate $0.9 million provision of obsolete inventory and $4.4 million impairment of robotics fixed assets impairment. Net loss was $18.7 million for 2022 compared to $5.5 million for 2021, or net loss per share of $14.97 (post-consolidation) for 2022 compared to $11.90 (post-consolidation) for 2021. As of December 31, 2022, and 2021, the Company had cash and cash equivalents (including restricted cash) of approximately $8.2 million and $15.9 million, respectively.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ: GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding and transforming into an integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

(tables follow)

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit and Loss

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2022	2021	2020

Revenue	$34,477,948	$35,153,190	$37,648,782
Cost of sales	(30,246,724)	(31,084,833)	(31,374,098)
Gross profit	4,231,224	4,068,357	6,274,684

Provision for and write off of withholding taxes receivable	(448,243)	(190,038)	(1,722,762)
Provision for obsolete inventory	(942,882)	-	-
Impairment loss on fixed assets	(4,408,037)	-	-
Selling, distribution and administrative expenses	(15,320,201)	(7,582,043)	(6,674,472)
Operating loss	(16,888,139)	(3,703,724)	(2,122,550)

Other income, net	88,732	285,220	52,956
Foreign exchange gains, net	(590,965)	(1,821,175)	68,924
Finance costs	(1,143,478)	(984,843)	(898,748)
Loss before income tax	(18,533,850)	(6,224,522)	(2,899,418)

Provision for income tax (expense) benefit	(132,208)	732,868	(242,837)
Net loss for the year	(18,666,058)	(5,491,654)	(3,142,255)
Less: net loss attributable to non-controlling interests	101,264	9,727	16,231
Net loss attributable to equity holders of the Company	$(18,564,794)	$(5,481,927)	$(3,126,024)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company	$(14.97)*	$(11.90)*	$(7.26)**

Weighted average number of shares used in computation:
Basic and diluted	1,239,852 *	460,719 *	430,381 **

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

**	Giving retroactive effect to the 2021 and 2023 share consolidation on August 20, 2021 and on January 31, 2023, respectively.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	As of December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$6,930,639	$12,728,783
Restricted cash	-	1,600,000
Trade receivables	5,400,186	4,939,568
Other receivables	817,564	-
Other current assets	1,743,008	1,275,981
Withholding taxes receivable, net	757,024	-
Inventories	5,105,770	1,387,549
Amount due from related parties	14,508,873	26,007
Total current assets	35,263,064	21,957,888

Non-current assets:
Restricted cash	1,300,005	1,525,028
Property, plant and equipment	8,066,761	9,897,301
Right-of-use assets	4,171,409	2,364,993
Intangible assets, net	5,793,143	164,316
Goodwill	2,679,445	329,534
Withholding taxes receivable, net	1,934,072	3,531,953
Deferred tax assets, net	1,511,753	1,635,638
Other non-current assets	447,322	345,586
Total non-current assets	25,903,910	19,794,349
Total assets	$61,166,974	$41,752,237

Liabilities and equity
Current liabilities:
Trade and other payables	$2,633,995	$1,028,721
Borrowings	3,181,616	16,066,020
Borrowings from related parties	3,148,500	13,506,184
Current portion of operating lease liabilities	1,774,192	2,366,045
Current portion of finance lease liabilities, net	398,136	619,301
Other current liabilities	2,477,369	1,824,635
Amount due to related parties	3,868,691	591,026
Convertible note payables	1,730,267	-
Total current liabilities	19,212,766	22,495,748

Non-current liabilities:
Borrowings	13,899,818	859,120
Operating lease liabilities	2,340,075	-
Borrowings from related parties	1,455,649	5,332,803
Finance lease liabilities, net	233,550	666,455
Other non-current liabilities	43,200	54,000
Provision for employee benefits	4,849,614	5,819,132
Total non-current liabilities	22,821,906	12,731,510
Total liabilities	42,034,672	35,227,258

Equity
Ordinary shares – par value $0.12* authorized 7,500,000 shares, issued and outstanding 1,618,977* shares at December 31, 2022; par value $0.12* authorized 7,500,000 shares, issued and outstanding 529,766* shares at December 31, 2021	194,313	63,606
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	46,231,302	15,379,595
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Accumulated deficit	(28,769,014)	(10,204,220)
Accumulated other comprehensive income	1,112,494	821,527
Capital & reserves attributable to equity holders of the Company	19,193,631	6,485,044
Non-controlling interests	(61,329)	39,935
Total equity	19,132,302	6,524,979
Total liabilities and equity	$61,166,974	$41,752,237

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net loss	$(18,666,058)	$(5,491,654)	$(3,142,255)
Adjustments for:
Depreciation	5,365,312	4,981,259	4,979,274
Amortization of intangible assets	616,095	51,383	54,745
Provision for obsolete inventories	942,882	-	-
Impairment loss on fixed assets	4,408,037	-	-
Stock-based compensation	252,095	-	100,936
Finance costs	1,083,276	909,093	650,492
(Decrease) Increase in deferred tax assets	121,169	(732,868)	(30,135)
Recovery of doubtful accounts, net	(7,394)	-	(2,872)
(Decrease) Increase in provision for withholding tax receivables	(147,002)	190,038	1,012,543
Write off of withholding tax receivables	595,245	-	710,219
Loss/(Gain) from fixed assets disposal	24,250	4,438	(431)
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables	428,772	(26,740)	389,320
(Increase)/Decrease in other current assets	(332,188)	236,234	123,764
(Increase) in inventories	(2,876,443)	(967,994)	(484,745)
(Increase)/ Decrease in amount due from related parties	(15,725,707)	352,432	(373,003)
(Increase)/Decrease on other non-current assets	(151,170)	(58,431)	162,998
(Decrease) in trade and other payables	(18,773)	(437,086)	(561,769)
Decrease/(Increase) in other current liabilities	947,020	1,944,617	(670,072)
Increase in income tax payables	-	-	272,972
Increase/(Decrease) in amount due to related parties	3,884,995	(361,815)	529,489
Decrease in withholding taxes receivable	258,989	88,353	799,606
(Increase)/Decrease in provision for employee benefits	(193,639)	297,905	386,425
Net cash (used in) generated from operating activities	(19,190,237)	979,164	4,907,501

Cash flows from investing activities
Acquisition of property, plant and equipment	(4,402,394)	(5,235,480)	(1,405,190)
Proceeds from disposal of property, plant and equipment	5,235	-	-
Acquisition of intangible assets	(3,242,537)	(13,235)	(26,316)
Acquisition of subsidiaries, net of cash acquired	(1,765,933)	24,276	-
Net cash used in investing activities	(9,405,629)	(5,224,439)	(1,431,506)

Cash flows from financing activities
Proceeds from issue of shares	20,346,353	13,244,329	-
Proceeds from exercise of warrants	3,014,710	-	-
Proceeds from a convertible note	1,500,000	-	-
Proceeds from borrowings	3,426,096	1,563,444	7,363,163
Repayment of borrowings	(4,499,358)	(1,334,930)	(5,371,766)
Payment of lease liabilities	(2,849,816)	(2,819,531)	(3,124,361)
Net cash generated from (used in) financing activities	20,937,985	10,653,312	(1,132,964)

Net (decrease) increase in cash and cash equivalents, and restricted cash	(7,657,881)	6,408,037	2,343,031
Effect of movements in exchange rates on cash held	34,714	(684,136)	99,158
Cash and cash equivalents, and restricted cash at beginning of year	15,853,811	10,129,910	7,687,721
Cash and cash equivalents, and restricted cash at end of year	$8,230,644	$15,853,811	$10,129,910

Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	$4,579,880	$327,763	$-

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net (loss) income represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, allowance for and write off of withholding tax receivables, provision for obsolete inventory and impairment loss on fixed assets.

Non-IFRS (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net income to EBITDA and non-IFRS net income for the periods indicated:

	For the years ended December 31,
	2022	2021	2020
Net loss – IFRS	$(18,666,058)	$(5,491,654)	$(3,142,255)
Finance costs	1,143,478	984,843	898,748
Income tax expense (benefit)	132,208	(732,868)	242,837
Depreciation and amortization expense	5,981,407	5,032,642	5,034,019
EBITDA	(11,408,965)	(207,037)	3,033,349
Written off/ Provision for withholding tax receivables	448,243	190,038	1,722,762
Provision for obsolete inventories	942,882	-	-
Impairment loss on fixed assets	4,408,037	-	-
Foreign exchange losses (gains), net	590,965	1,821,175	(68,294)
Adjusted net (loss) income (Non-IFRS)	$(5,018,838)	$1,804,176	$4,687,817

Non-IFRS (loss) earnings per share
Basic and diluted (loss) profit for the year attributable to ordinary equity holders of the Company	$(4.05)*	$3.92 *	$10.89	**

Weighted average number of shares used in computation:
Basic and diluted	1,239,852 *	460,719 *	430,381	**

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.
**	Giving retroactive effect to the 2021 and 2023 share consolidation on August 20, 2021 and on January 31, 2023, respectively.